UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
InterOil Corporation

(Name of Issuer)
Common Shares

(Title of Class of Securities)
460951106

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	– 460951106

1	NAME OF REPORTING PERSON BP Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		951,616

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		951,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	951,616

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.1%

12	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13G

CUSIP No.	– 460951106

1	NAME OF REPORTING PERSON TBP Investments Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		951,616

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		951,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	951,616

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.1%

12	TYPE OF REPORTING PERSON

	OO/IA

SCHEDULE 13G

CUSIP No.	– 460951106

1	NAME OF REPORTING PERSON Thomas Boone Pickens, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		951,616

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH	8	SHARED DISPOSITIVE POWER

		951,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,951,616

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No. – 460951106

Item 1(a)	Name of Issuer:
InterOil Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
60-92 Cook Street
Cairns, QLD 4870, Australia

Item 2(a)	Names of Persons Filing:
BP Capital Management, L.P.
TBP Investments Management LLC
Thomas Boone Pickens, Jr.

Item 2(b)	Addresses of Principal Business Offices:
BP Capital Management, L.P.
TBP Investments Management LLC
Thomas Boone Pickens, Jr.
260 Preston Commons West
8117 Preston Road
Dallas, Texas 75225

Item 2(c)	Citizenship:
BP Capital Management, L.P. – Delaware
TBP Investments Management LLC – Delaware
Thomas Boone Pickens, Jr. – United States citizen

Item 2(d)	Title of Class of Securities:
Common Shares

Item 2(e)	CUSIP Number:
460951106

CUSIP No. – 460951106

Item 3	Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	As of February 11, 2008, BP Capital Management, L.P., a Delaware limited partnership (“BP Capital”), was the beneficial owner of 951,616 shares of Common Stock (the “Common Stock”), of InterOil Corporation (the “Issuer”). The shares reported as beneficially owned by BP Capital are held by various investment funds for which BP Capital serves as general partner (the “Funds”) and exercises discretionary authority with respect to the voting and disposition of the shares.

TBP Investments Management LLC, a Delaware limited liability company (“TBP Investments”), is the general partner of BP Capital and serves as investment adviser to the Funds, and therefore may be deemed to be the indirect beneficial owner of the 951,616 shares held by BP Capital.

As of February 11, 2008, Thomas Boone Pickens, Jr. was the direct beneficial owner of 2,000,000 shares of the Issuer’s Common Stock and in addition may be deemed to be the indirect beneficial owner of the 951,616 shares beneficially owned by BP Capital. Mr. Pickens disclaims beneficial ownership of any of such of the Issuer’s Common Stock, except for his pecuniary interest therein.

(b)	Percent of Class:

BP Capital – 3.1%* TBP Investments – 3.1%* Thomas Boone Pickens, Jr. – 9.5%*

*	Based upon the total number of outstanding shares of Common Stock of 31,026,356 as of January 18, 2008 reported in the Company’s Form F-10 filed on January 31, 2008.

CUSIP No. – 460951106
(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:

BP Capital – 0 TBP Investments – 0 Thomas Boone Pickens, Jr. – 2,000,000

(ii)	shared power to vote or to direct the vote:

BP Capital – 951,616 TBP Investments – 951,616 Thomas Boone Pickens, Jr. – 951,616

(iii)	sole power to dispose or to direct the disposition of:

BP Capital – 0 TBP Investments – 0 Thomas Boone Pickens, Jr. – 2,000,000

(iv)	shared power to dispose or to direct the disposition of:

BP Capital – 951,616 TBP Investments – 951,616 Thomas Boone Pickens, Jr. – 951,616

Item 5	Ownership of 5% or Less of a Class:
     Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:
The shares reported as beneficially owned by BP Capital and TBP Investments are held by various investment funds for which BP Capital serves as general partner or investment manager and TBP Investments serves as investment adviser and such funds have the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
     Not applicable.

Item 8	Identification and Classification of Members of the Group:
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

CUSIP No. – 460951106

Item 9	Notice of Dissolution of Group:
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. – 460951106
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2008

BP CAPITAL MANAGEMENT, L.P.

By:	TBP Investments Management LLC, its general partner

By:	/s/ Thomas Boone Pickens, Jr.
Name:	Thomas Boone Pickens, Jr.
Title:	Member

TBP INVESTMENTS MANAGEMENT LLC
By:	/s/ Thomas Boone Pickens, Jr.
Name:	Thomas Boone Pickens, Jr.
Title:	Member

/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit A to the Schedule 13G relating to the common stock of the issuer filed August 13, 2007 by the reporting person(s) with the Commission)